Exhibit 99.96

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Fire & Flower Holdings Corp. (formerly Cinaport Acquisition Corp. II)

This receipt evidences that the regulators in Quebec, Northwest Territories, Yukon and Nunavut have issued a receipt for the Base Shelf Prospectus of the above Issuer dated November 24, 2020.

November 25, 2020

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 2950423